                                                                      EXHIBIT 99
[DELPHI LOGO]


DRIVING TOMORROW'S TECHNOLOGY                                       NEWS RELEASE




FOR RELEASE: 7:30 a.m. EDT, April 17, 2002             CONTACT:  Brad W. Jackson
                                                                  (248) 813-2626
                                                   brad.w.jackson@delphiauto.com


         DELPHI ANNOUNCES IMPROVED FIRST QUARTER 2002 FINANCIAL RESULTS REPORTS THE FIRST QUARTER-OVER-QUARTER SALES INCREASE IN SEVEN QUARTERS
             INITIATES NEW RESTRUCTURING PLAN AND CHARGE TO EARNINGS
                       OPERATING CASH FLOW REMAINS STRONG

         TROY, MICH. -- Delphi Corporation (NYSE: DPH) today reported pro forma first quarter earnings of $123 million, up from a pro forma loss of $20 million* in Q1 2001. The Q1 2002 pro forma results exclude the impact of a net charge to earnings of $174 million after-tax for restructuring and portfolio actions. Earnings per share for the quarter was $0.22 compared to analyst consensus as reported on First Call of $0.21 per share.

         On a GAAP basis, including the impact of special charges taken in the quarter, Delphi reported a loss of $51 million or $(0.09) per share versus a loss of $429 million or $(0.77) per share in Q1 2001.

         Delphi's pro forma net income margin increased to 1.8 percent compared to (0.3)* percent in Q1 2001.

         Pro forma operating cash flow in the first quarter, excluding payments for special charges, improved to $185 million, up from $152 million during the same period in 2001.

         Q1 2002 revenue of approximately $6.69 billion was up two percent from $6.54 billion in Q1 2001, reflecting modest strengthening in the North American automotive market. Sales to customers other than General Motors accounted for 33 percent of revenue for the quarter.

         "While our results reflect an increase in North American production compared to last year, Delphi's business in other major automotive markets remained weak. We continue to face price pressure and increased operating costs, principally in wage,


*Adjusted from a pro forma loss of $25 million or (0.4) percent in Q1 2001 to reflect a goodwill amortization accounting change made in accordance with FAS 142.
                                     -more-
health care and pension expenses, that we must offset in 2002," said Alan Dawes, Delphi chief financial officer. "To meet these continued challenges, we have had to initiate additional restructuring actions and operating cost reductions, carefully time discretionary spending for certain internal process improvement programs to match performance improvements, and further reduce the size of Delphi's global workforce."

2001 RESTRUCTURING COMPLETED

         In March 2001, Delphi announced a comprehensive restructuring program designed to reduce our breakeven point and restructure the company for reduced industry-wide production levels.

         "We made a commitment to complete aggressive restructuring actions by March 2002 in order to meet the challenges of a recessionary market. We completed this program on time, following the parameters announced in March 2001," said Dawes. "The results of these activities helped us stay ahead of the impact of soft production schedules and continuing cost and pricing pressure experienced during 2001."

         The 2001 restructuring plan, now completed, included the following major actions over a one-year period of time:

     -   closure of nine plants

     -   global headcount reduction of 11,440 positions

     -   consolidation of activities at more than 40 global locations

         To complete these actions, during the first quarter of 2002, Delphi concluded operations at its Southampton facility in the United Kingdom and reduced global headcount by 1,340 positions.

         Delphi utilized cash totaling $106 million to complete actions associated with the restructuring plan during Q1 2002. During Q2 2002 an additional $8 million will be spent to complete deferred severance payments to employees who separated in 2001. Including the first and second quarter 2002 amounts, cash used for the entire 2001 restructuring program will total $457 million.


                                     -more-

2002 RESTRUCTURING AND PORTFOLIO UPDATES

         Consistent with previous guidance, Delphi is taking a special charge in the first quarter of 2002 to accelerate additional restructuring activities and complete portfolio actions by the end of Q1 2003.

Restructuring Charge

         "Specifically, we are taking a net charge of $174 million after-tax ($262 million pre-tax) to restructure additional operations in the United States and Europe," said Dawes. "We are continuing to address market and portfolio challenges. With this action we plan to fund separation programs and other restructuring activities to eliminate approximately 6,100 hourly and salaried positions at more than 25 sites in the United States and Europe. We also will complete portfolio actions, principally generators. All of the actions associated with this charge will be complete before the end of Q1 2003."

         Delphi already has begun to implement this plan, eliminating 3,300 salaried and hourly positions during the quarter through separation programs funded through this charge.

         Cash used to implement these activities is expected to total $237 million. During Q1 2002, Delphi utilized $68 million in cash to fund separation programs and other actions and expects to use the balance over the next 12 months.

         "We expect the 2002 restructuring program to lift our forward earnings by approximately a $125 million annual rate by early 2004," said Dawes.

         These actions bring the total workforce reduction-to-date from the 2001 and 2002 restructuring plans to 14,740 positions, towards a cumulative total of 17,540 positions to be eliminated.

Portfolio Update

         During the quarter, Delphi continued its efforts to address previously announced portfolio actions, specifically with its $0.5 billion generator and $0.5 billion instrumentation product lines.

         "Delphi, Delco Remy International and the product line's largest customer had successful discussions on the proposed sale of the generator product line, subject to the resolution of employee contract matters with the largest union." said Dawes. "Over the course of the second quarter, Delphi will continue discussions with the largest impacted union on this matter. We expect to complete these activities in Q2 2002. Failing a satisfactory resolution, Delphi intends to quickly wind down the generator product line."

                                     -more-

         Dawes reported that during the quarter Delphi's instrumentation product line moved through the sale process and shifted from the bidding phase to final due diligence phase, including the preparation of definitive agreements. The completion target continues to be set for the second half of 2002.

2002 Q1 BUSINESS HIGHLIGHTS AND OTHER CONSOLIDATION ACTIONS

         During the quarter, Delphi launched new technology, won several contracts with multiple manufacturers, expanded existing business opportunities and changed its name to more aggressively pursue new market business opportunities. Highlights of the quarter include:

        -     DELPHI NAME CHANGED TO REFLECT CUSTOMER AND MARKET
              DIVERSIFICATION. Delphi changed its name to "Delphi Corporation" to more accurately reflect the breadth of its technologies and services. The company will market its products under "Delphi."

        - DELPHI'S FOREWARN(R) BACK UP AID FEATURED ON SEVERAL FORD AND LINCOLN MERCURY MODELS - Delphi announced it will supply the rear-warning system known as Ford Extended Rear Park Assist for three Ford and Lincoln Mercury 2003 models.

        - DELPHI LAUNCHED COMMERCIAL VEHICLE SDARS. Delphi was first-to-market with Satellite Digital Audio Receiver validated for OEM application in the Heavy-Duty market.

        - DELPHI ANNOUNCED A MULTI-YEAR CONTRACT WITH DAIMLERCHRYSLER to supply catalyst washcoats for future model year Dodge and Jeep(R) vehicles. The contract makes Delphi one of the major catalyst suppliers for the Chrysler Group.

        - DELPHI QUADRASTEER(R) AVAILABILITY EXPANDED ON GM TRUCKS. QUADRASTEER, which debuted on the GMC Sierra Denali, is now an available option on six additional models during 2002 and 2003.

        - DELPHI SELECTED TO SUPPLY THE SATELLITE DIGITAL AUDIO SERVICE (SDARS) MODULES FOR DAIMLERCHRYSLER CORPORATION. The multi-year manufacturing agreement will add satellite radio broadcast reception to audio systems for new Chrysler, Dodge, Jeep, Mercedes-Benz and Freightliner LLC vehicles for the North American market.

                                     -more-

        - DELPHI RECOGNIZED WITH TWO PACE(TM) AWARDS (Premier Automotive Supplier's Contribution to Excellence). Delphi's QUADRASTEER(TM) Four Wheel Steering System and Delphi's Recognition(TM) passive occupant detection system were recognized.

        - DELPHI TOPPED 2002 SHINGO PRIZE LIST WITH FIVE PLANTS HONORED FOR LEAN MANUFACTURING EXCELLENCE. Five Delphi operations earned the 2002 Shingo Prize, dubbed the "Nobel Prize of Manufacturing" by Business Week magazine.

Other Consolidation Actions

         While not comprehended in the Q1 2002 restructuring, Dawes reviewed additional actions implemented to reduce operating costs.

         Delphi completed the closure of manufacturing operations in Casablanca, Morocco and is consolidating or downsizing operations at 12 other sites in Europe.

         In Mexico, consolidation activities will move all product lines and people from Delphi's Chihuahua III facility into existing available Delphi manufacturing space, allowing for the closure of that facility.

         In China, Delphi's Packard division is consolidating all the manufacturing, engineering and administrative activities of Delphi Packard Electric Shanghai, Delphi Packard Electric Baicheng and Delphi Packard Electric Guangzhou to form a new venture named Delphi Packard Electric Systems Company Ltd., headquartered in Shanghai. Redundancy from the consolidation is expected to allow for reduction of approximately 5 percent of the existing venture's workforce over the next year.

Q2 2002 OUTLOOK

         "We expect Q2 sales to be up slightly for the second quarter in a row," said Dawes. "With North American dealer vehicle inventories back in line and retail sales of

                                     -more-

North American vehicles still being strengthened by incentives, Delphi expects revenue of approximately $7.1 billion during Q2 2002, and net income at the $200 million level, or $0.35 EPS. Operating cash flow, excluding restructuring payments, is anticipated between $250 and $350 million."

         During the quarter, Delphi expects to use up to $80 million cash to continue implementation of restructuring actions.

SALES OUTLOOK THROUGH 2004

         Delphi's total sales for 2002 calendar year are estimated at $26.2 billion, without reflecting planned divestitures. Sales to customers other than GM are expected to be 35 percent. Total annual sales, based on organic growth plans, are expected to rise from $26.2 billion in 2002 to $28.2 billion in 2004. Based on this organic growth plan, sales to customers other than GM are expected to grow to 44 percent of total sales.

          "We continue to build our base of business with customers outside of General Motors and through 2004 are projecting a compound annual growth rate in excess of 10 percent, which will offset our anticipated reduction in business with GM of approximately three percent annually." said Dawes.

         Additional information concerning Delphi's Q1 2002 results can be accessed through the Investor Relations page of Delphi's website at www.delphi.com, and in Delphi's first quarter Form 10-Q, expected to be filed with the Securities and Exchange Commission later today.

ABOUT DELPHI

         For more information about Delphi, visit Delphi's Virtual Press Room at www.delphi.com/VPR.

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Delphi and its representatives may periodically make written or oral statements that are "forward-looking" including statements included in this press release and our filings with the Securities and Exchange Commission and in our reports to stockholders. All statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of our global restructurings or other initiatives, portfolio restructuring plans, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results) are forward-looking statements. These statements are made on the basis of management's views and assumptions; as a result, there can be no assurance that management's expectations will necessarily come to pass. Principal important factors, risks and uncertainties which may cause actual results to differ from those expressed in

                                     -more-
forward-looking statements set forth in this release include: our ability to increase non-GM sales and achieve the labor benefits expected from our separation from GM; our ability to retain GM business; potential increases in our warranty costs; our ability to successfully implement our global restructuring plans, including our planned 2002 portfolio restructuring; our ability to successfully implement our new markets initiative and achieve the benefits anticipated by such strategy; our ability to enter into definitive agreements to sell our generator and instrumentation businesses and make satisfactory arrangements with respect to antitrust matters, the labor force, customers of such businesses and other due diligence matters; changes in economic conditions, exchange rates or political environment in the markets in which we operate; the impacts of possible terrorist attacks, which could exacerbate other risks to our businesses such as incremental costs, slowed automobile production or interruptions in the transportation system; financial or market declines of our customers or significant business partners; labor disruptions or material shortages; the level of competition in the markets in which we operate; the cyclical nature of the automotive industry, including significant downturns in the automobile production rate; costs relating to legal and administrative proceedings; changes in laws or regulations affecting our business ; our ability to realize costs savings expected to offset price reductions; our ability to make pension and other post retirement payments at levels anticipated by management; our ability to successfully exit non-performing businesses and absorb contingent liabilities related to divestitures; our ability to complete and integrate acquisitions; changes in technology and technology risks; our ability to protect and assert patent and other intellectual property rights; our ability to provide high quality products at competitive prices, to develop new products to meet changing consumer preferences and to meet changing vehicle manufacturers supply requirements on a timely, cost effective basis; and other factors, risks and uncertainties discussed in our annual report on Form 10-K for the year ended December 31, 2001 and our other filings with the Securities and Exchange Commission. Delphi does not intend or assume any obligation to update any of these forward-looking statements.

                                     -more-

       HIGHLIGHTS (PRO FORMA RESULTS)

THREE MONTHS ENDED MARCH 31, 2002 VS. THREE MONTHS ENDED

MARCH 31, 2001 COMPARISON

SEE FOOTNOTES BELOW FOR AN EXPLANATION OF ADJUSTMENTS TO OUR GAAP OPERATING

RESULTS, APPLIED IN DETERMINATION OF OUR PRO FORMA RESULTS.

                                                                                     THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                           ----------------------------------
                                                                             2002                      2001
                                                                           --------                   -------
                                                                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net sales:
  General Motors and affiliates.................................           $   4,484                $   4,366
  Other customers...............................................               2,204                    2,169
                                                                           ---------                ---------
     Total net sales............................................               6,688                    6,535

Less operating expenses:
  Cost of sales, excluding items listed below...................               5,852 (1)                5,901
  Selling, general and administrative...........................                 362                      378
  Depreciation and amortization.................................                 244                      248 (2)
                                                                           ---------                ---------
Operating income................................................                 230 (1)                    8 (2)

Less interest expense...........................................                  48                       56
Other income, net...............................................                  10                       15 (2)
                                                                           ---------                ---------
Income (loss) before income taxes...............................                 192 (1)                  (33)(2)
Less income tax expense (benefit)...............................                  69 (1)                  (13)(2)
                                                                           ---------                ---------

Net income (loss)...............................................           $     123 (1)            $     (20)(2)
                                                                           =========                =========

Gross margin....................................................                12.5%(1)                  9.7%

-------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per share, 560 million (basic)
  and 567 million (diluted) shares outstanding, respectively, in
  2002 and 560 million (basic and diluted) shares outstanding
  in 2001.......................................................           $   0.22  (1)            $   (0.04) (2)
                                                                           ========                 =========
------------------------------------------------------------------------------------------------------------------



(1) Excludes the net restructuring and product line charges of $262 million ($174 million after-tax). Including these items, cost of sales was $5,889 million, operating loss was $32 million, loss before income taxes was $70 million, income tax benefit was $19 million, net loss was $51 million and basic and diluted loss per share was $0.09.

(2) Excludes the restructuring and impairment charges of $617 million ($404 million after-tax). In addition, in accordance with new accounting rules, we stopped amortizing goodwill effective January 1, 2002. For ease of comparison and consistency, we have excluded 2001 goodwill amortization of $6 million ($5 million after-tax). Including these items, depreciation and amortization was $317 million, operating loss was $597 million, other expense, net was $3 million, loss before income taxes was $656 million, income tax benefit was $227 million, net loss was $429 million, and basic and diluted loss per share was $0.77.

                                     -more-

HIGHLIGHTS (PRO FORMA RESULTS)

                            SECTOR FINANCIAL RESULTS

SEE FOOTNOTES BELOW FOR AN EXPLANATION OF ADJUSTMENTS TO OUR GAAP

OPERATING RESULTS, APPLIED IN DETERMINATION OF OUR PRO FORMA RESULTS.

                                                                      THREE MONTHS ENDED MARCH 31,
                                                       ---------------------------------------------------------
                                                                                     2002              2001
                                                         2002         2001         OPERATING         OPERATING
                      SECTOR                             SALES        SALES      INCOME (LOSS)     INCOME (LOSS)
                      ------                           --------     --------     -------------     -------------
                                                                           (IN MILLIONS)
Electronics & Mobile Communication
  Mobile MultiMedia................................    $      86    $     111     $     (6)         $     (3)
  Other Electronics & Mobile Communication........         1,144        1,091          111 (1)            69 (2)
                                                       ---------    ---------     --------          --------
    Total..........................................        1,230        1,202          105 (1)            66 (2)

Safety, Thermal & Electrical Architecture..........        2,347        2,248          135 (1)            50 (2)

Dynamics & Propulsion..............................        3,212        3,177            8 (1)           (97)(2)

Other..............................................         (101)         (92)         (18)(1)           (11)(2)
                                                       ---------    ---------     --------          --------

    Total..........................................    $   6,688    $   6,535     $    230 (1)      $      8 (2)
                                                       =========    =========     ========          ========
------------------------------------------------------------------------------------------------------------------

(1) Excludes the net restructuring and product line charges of $20 million for Electronics & Mobile Communication, $101 million for Safety, Thermal & Electrical Architecture, $126 million for Dynamics & Propulsion and $15 million for Other.

(2) Excludes the restructuring and asset impairment charges of $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other. For comparative purposes, also excludes amortization of goodwill of $1 million for Electronics & Mobile Communication, $1 million for Safety, Thermal & Electrical Architecture, $3 million for Dynamics & Propulsion and $1 million for Other.

                                     -more-

HIGHLIGHTS (PRO FORMA RESULTS)

LIQUIDITY AND CAPITAL RESOURCES

SEE FOOTNOTES BELOW FOR AN EXPLANATION OF ADJUSTMENTS TO OUR GAAP

OPERATING RESULTS, APPLIED IN DETERMINATION OF OUR PRO FORMA RESULTS.


BALANCE SHEET DATA:
(in millions)

                                                MARCH 31,        DECEMBER 31,       MARCH 31,
                                                  2002              2001              2001
                                              -------------     -------------     ------------

       Cash and cash equivalents.......         $   697           $   757           $   704

       Debt............................           3,303             3,353             3,368
                                                -------           -------           -------

            Net liquidity..............         $(2,606)          $(2,596)          $(2,664)
                                                =======           =======           =======

       Total stockholders' equity               $ 2,221 (1)       $ 2,312  (1)      $ 3,222
                                                =======           =======           =======


RECONCILIATION OF NET LIQUIDITY:
(in millions)

    Net liquidity at December 31, 2001............................                        $(2,596)

           Net income.............................................           123  (2)
           Depreciation and amortization..........................           244
           Capital expenditures...................................          (209)
           Other, net.............................................            27  (2)
                                                                          ------
        Operating cash flow less capital expenditures.............                            185 (2)
        Cash paid for restructuring...............................                           (174)(2)(3)
        Dividends and other non-operating.........................                            (21)
                                                                                          -------

    Net liquidity at March 31, 2002...............................                        $(2,606)
                                                                                          =======
---------------------------------------------------------------------------------------------------------------

(1) Reflecting a pension charge to equity of $830 million after-tax. Excluding this pension charge, stockholders' equity would be $3,051 million as of March 31, 2002 and $3,142 million as of December 31, 2001.

(2) Excludes the impact of the first quarter 2002 net restructuring and product line charges of $262 million ($174 million after-tax). Total cash outflows associated with the 2002 charges are expected to be $237 million, of which $68 million was paid in the first quarter of 2002.

(3) Total cash outflows associated with the 2001 restructuring charge were $449 million, of which $106 million was paid in the first quarter of 2002.



                                     -more-

                    CONSOLIDATED STATEMENTS OF OPERATIONS (1)

                                                                        THREE MONTHS ENDED MARCH 31,
                                                                       ------------------------------
                                                                           2002               2001
                                                                       ----------         ----------
                                                                       (IN MILLIONS, EXCEPT PER SHARE
                                                                                  AMOUNTS)
             Net sales:
                General Motors and affiliates...................         $   4,484         $   4,366
                Other customers.................................             2,204             2,169
                                                                         ---------         ---------
                  Total net sales...............................             6,688             6,535
                                                                         ---------         ---------

             Operating expenses:
                Cost of sales, excluding items listed below.....             5,889             5,901
                Selling, general and administrative.............               362               378
                Depreciation and amortization...................               244               317
                Restructuring...................................               225               536
                                                                         ---------         ---------
                  Total operating expenses......................             6,720             7,132
                                                                         ---------         ---------

             Operating loss.....................................               (32)             (597)
             Less interest expense..............................                48                56
             Other income (expense), net........................                10                (3)
                                                                         ---------         ---------
             Loss before income taxes...........................               (70)             (656)
             Income tax benefit.................................               (19)             (227)
                                                                         ---------         ---------

             Net loss...........................................         $     (51)        $    (429)
                                                                         =========         =========

             Loss per share
               Basic and diluted................................         $   (0.09)        $   (0.77)
                                                                         =========         =========


(1) Prepared in accordance with accounting principles generally accepted in the United States of America, on an unaudited basis.


                                     -more-

                           CONSOLIDATED BALANCE SHEETS (1)

                                                                       MARCH 31,     DECEMBER 31,
                                                                         2002            2001
                                                                         ----            ----
                                                                             (IN MILLIONS)
                                     ASSETS
             Current assets:
               Cash and cash equivalents...........................  $     697       $     757
               Accounts receivable, net:
                 General Motors and affiliates.....................      3,211           2,829
                 Other customers...................................      1,919           1,778
               Inventories, net....................................      1,593           1,621
               Deferred income taxes...............................        308             319
               Prepaid expenses and other..........................        220             194
                                                                     ---------       ---------
                    Total current assets...........................      7,948           7,498

             Long-term assets:
               Property, net.......................................      5,646           5,724
               Deferred income taxes...............................      3,198           3,152
               Goodwill, net.......................................        664             630
               Other...............................................      1,574           1,598
                                                                     ---------       ---------
             Total assets..........................................  $  19,030       $  18,602
                                                                     =========       =========

                      LIABILITIES AND STOCKHOLDERS'
                                EQUITY

             Current liabilities:
               Notes payable and current portion of
                  long-term debt...................................   $  1,225       $   1,270
               Accounts payable....................................      3,042           2,779
               Restructuring obligations...........................        146             121
               Accrued liabilities.................................      1,760           1,680
                                                                     ---------       ---------
                  Total current liabilities........................      6,173           5,850

             Long-term liabilities:
               Long-term debt......................................      2,078           2,083
               Pension benefits....................................      2,215           2,146
               Postretirement benefits other than pensions.........      4,825           4,702
               Other...............................................      1,518           1,509
                                                                     ---------       ---------
                  Total liabilities................................     16,809          16,290
                                                                     ---------       ---------

             Stockholders' equity:
                Common stock, $0.01 par value, 1,350 million shares
                  authorized, 565 million shares issued in
                  2002 and 2001....................................          6               6
               Additional paid-in capital..........................      2,447           2,450
               Retained earnings...................................      1,253           1,343
               Minimum pension liability...........................       (830)           (830)
               Accumulated other comprehensive loss, excluding
                   minimum pension liability.......................       (577)           (567)
                Treasury stock, at cost............................        (78)            (90)
                                                                     ---------       ---------
                  Total stockholders' equity.......................      2,221           2,312
                                                                     ---------       ---------
             Total liabilities and stockholders' equity............  $  19,030       $  18,602
                                                                     =========       =========

(1) Prepared in accordance with accounting principles generally accepted in the United States of America, on an unaudited basis.


                                     -more-

                    CONSOLIDATED STATEMENTS OF CASH FLOWS (1)


                                                                          THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                      -----------------------------
                                                                          2002              2001
                                                                      ----------       ------------
                                                                             (IN MILLIONS)
Cash flows from operating activities:
   Net loss ....................................................        $ (51)              $(429)
   Adjustments to reconcile net loss to net cash
     provided by operating activities:
   Depreciation and amortization, excluding
     amortization of goodwill ..................................          244                 311
   Amortization of goodwill ....................................           --                   6
   Deferred income taxes .......................................          (37)               (235)
   Restructuring ...............................................          225                 536
   Changes in operating assets and liabilities:
     Accounts receivable, net ..................................         (523)                209
     Inventories, net ..........................................           23                 (11)
     Prepaid expenses and other ................................          (31)                 53
     Accounts payable ..........................................          263                  23
     Restructuring obligations .................................         (174)                (50)
     Accrued liabilities .......................................           87                (215)
     Other long-term liabilities ...............................          181                 104
     Other .....................................................           13                  (6)
                                                                        -----               -----
       Net cash provided by operating activities ...............          220                 296
                                                                        -----               -----

Cash flows from investing activities:
   Capital expenditures ........................................         (209)               (194)
   Cost of acquisitions, net of cash acquired ..................           --                (263)
   Other .......................................................           16                  37
                                                                        -----               -----
       Net cash used in investing activities ...................         (193)               (420)
                                                                        -----               -----

Cash flows from financing activities:
   Net proceeds from (repayments of) borrowings under
     credit facilities and other debt ..........................          (50)                185
   Dividend payments ...........................................          (39)                (39)
   Issuance of treasury stock, net .............................            9                  --
                                                                        -----               -----
       Net cash (used in) provided by financing
         Activities ............................................          (80)                146
                                                                        -----               -----
Effect of exchange rate fluctuations on cash and cash
   equivalents .................................................           (7)                (78)
                                                                        -----               -----
Decrease in cash and cash equivalents ..........................          (60)                (56)
   Cash and cash equivalents at beginning of period ............          757                 760
                                                                        -----               -----
   Cash and cash equivalents at end of period ..................        $ 697               $ 704
                                                                        =====               =====



(1) Prepared in accordance with accounting principles generally accepted in the United States of America, on an unaudited basis.


                                      # # #